UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 1, 2020

Commission File Number: 001-14846

ANGLOGOLD ASHANTI LIMITED

(Translation of registrant’s name into English)

76 Rahima Moosa Street

Newtown, Johannesburg, 2001

(PO Box 62117, Marshalltown, 2107)

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference into their respective Registration Statements Nos. 333-230651 and 333-230651-01.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1.1	Underwriting Agreement, dated September 28, 2020, by and among AngloGold Ashanti Holdings plc, as issuer, AngloGold Ashanti Limited, as guarantor, and Barclays Bank PLC, BMO Capital Markets Corp., BNP Paribas, BofA Securities, Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Standard Chartered Bank and Australia and New Zealand Banking Group Limited, as underwriters.

Exhibit 4.1	Officers’ Certificate pursuant to Section 301 of the Indenture.

Exhibit 5.1	Opinion of Cravath, Swaine & Moore LLP.

Exhibit 5.2	Opinion of ENSafrica (Edward Nathan Sonnenbergs Inc.).

Exhibit 5.3	Opinion of Cains Advocates Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the first day of October, 2020.

AngloGold Ashanti Limited

By:	/s/ Lizelle Marwick
	Name:	Lizelle Marwick
	Title:	Executive Vice President – General Counsel,
Compliance and Interim Company Secretary